COMMUNIQUÉ DE PRESSE
POUR PUBLICATION IMMÉDIATE

ROSEBEL'S WORKERS HAVE CEASED THEIR ILLEGAL WORK STOPPAGE

Longueuil, May 19, 2006

Cambior reports that the Rosebel Goldmines Werknemers Organisatie (RGWO) is now associated to Moederbond, a recognized union federation in Suriname. An agreement was reached last evening between Rosebel Gold Mines N.V. and the union representatives to cease the work stoppage and promptly resume regular operations. Employees have progressively started to return to work and management expects the mine to be back to its full production capacity within the next 48 hours.

The agreement reached last evening provides Rosebel Gold with the necessary stability to resume operations and assure workers that negotiations will be initiated shortly to establish an initial labor agreement.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains "forward-looking statements", being the resumption of full production capacity and establishment of an initial labour agreement. Forward-looking statements express, as at the time of this press release, the Company's expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.

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LES EMPLOYÉS DE ROSEBEL ONT CESSÉ LEUR ARRÊT DE TRAVAIL ILLÉGAL

Longueuil, le 19 mai 2006

Cambior rapporte que la Rosebel Goldmines Werknemers Organisatie (RGWO) est maintenant associée à Moederbond, une centrale syndicale reconnue au Suriname. Une entente est intervenue au cours de la soirée d'hier entre la Rosebel Gold Mines N.V. et les représentants syndicaux afin de mettre un terme à leur arrêt de travail et permettre un prompt retour aux activités régulières. Les employés ont progressivement commencé leur retour au travail et la direction s'attend à ce que la mine renoue avec sa pleine capacité de production d'ici 48 heures.

L'entente conclue hier soir procure à Rosebel Gold la stabilité nécessaire pour redémarrer l'exploitation et assure aux travailleurs que des négociations visant la conclusion d'une première convention collective seront amorcées sous peu.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSX) et de l'American Stock Exchange (AMEX). Les bons de souscription « CBJ.WT.C » et « CBJ.WT.D » sont inscrits au TSX.

Avis relatif aux énoncés prospectifs

Ce communiqué de presse contient des « énoncés prospectifs », en l'occurrence la reprise de la pleine capacité de production et la conclusion d'une première convention collective. Les énoncés prospectifs expriment, au moment du présent communiqué de presse, les attentes ou opinions de la Compagnie à l'égard d'événements ou résultats futurs. Les énoncés prospectifs comprennent certains risques et incertitudes, et il n'y a aucune garantie que ces énoncés s'avéreront exacts. Par conséquent, les résultats réels et les événements futurs pourraient différer de façon importante de ceux anticipés dans ces énoncés.

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :

CAMBIOR INC.
Martin Amyot	Tel.: (450) 677-0040	E-mail: info@cambior.com
Manager – Investor Relations	1-866-554-0554	Website: www.cambior.com
Directeur – Relations avec les investisseurs	Fax: (450) 677-3382
PR-2006-09